02052518

PE 7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2002

Consolidated Trillion Resources Ltd.
900 – 475 Howe Street
Vancouver, B.C.
Canada V6B 2C3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: [✓] Form 40-F: [ ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [✓]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

CONSOLIDATED
TRILLION RESOURCES LTD.

OTCBB Symbol: TLNOF

July 29, 2002

Consolidated Trillion Resources Ltd. ("Trillion") is pleased to announce, that it has entered into a Letter of Intent with Goswell Developments of South Africa (Goswell), for the exclusive right to market and utilize the technologies and systems currently operated by Goswell to recover aluminium from smelter dross. Goswell has been using these systems under license for several years at their wholly-owned facility in Kwazulu-Natal, South Africa. The plant currently treats the dross from several smelters located in South Africa and Mozambique.

Current annual production capacity at the South Africa plant is in the vicinity of 22 million pounds of aluminium ingot with ongoing expansions, which will increase this to 40 million pounds. In addition, Goswell is also finalising the design of a process that will render the plant a "Zero Discharge" facility.

Subject to Shareholder approval, the key terms of the Letter of Intent are as follows:

- In consideration for being appointed as Goswell's sole representative, Trillion will issue up to 4 million shares to Goswell. These shares will be issued as follows:

  - 2 million shares issued when an agreement is signed with a third party to build and install a Dross Recovery plant;
  - 1 million shares issued when financing is secured to build the plant; and
  - 1 million shares upon successful completion and commissioning of the plant.

- Goswell will provide the engineering and technical assistance to design, build and commission the first facility. This will be at normal commercial rates.

- Goswell will have first right to provide any equipment for the facilities.

The existing facility in South Africa has been operating successfully for several years and generates revenue from dross processing fees and metal sales.

There is a strong market for dross processing technology, which is energy efficient and environmentally friendly. Trillion and Goswell will work together to develop this market.

On the successful completion of the agreement a finders fee of 200,000 shares of Trillion will be issued to an unrelated party. Trillion currently has, 8,899,512 issued and outstanding shares and approximately Cdn$3 million in cash and marketable securities as well as exploration projects in Zimbabwe and Namibia.

For further information contact:

Patrick G. Downey, President
Consolidated Trillion Resources Ltd.
Tel: (604) 669-4777
Fax: (604) 696-0212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Consolidated Trillion Resources Ltd.

Date: August 12, 2002

Name: Terese J. Gieselman
Title: Manager of Compliance